Exhibit 99.4

CHINA HYDROELECTRIC CORPORATION

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on November 16, 2012 at 9:00 a.m., Eastern Standard Time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, NY 10036, United States of America.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of O’Melveny & Myers LLP, at the address listed in the notice of mailing, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 25, 2012, the record date, are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of October 25, 2012, 161,989,097 of our ordinary shares, par value US$0.001 per share, were issued and outstanding, 73,087,674 of which were represented by ADSs. One or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than one-third of the total voting rights of ordinary shares represented at a general meeting shall form a quorum for all purposes.

Voting and Solicitation

Each ordinary share outstanding as of the close of business on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless a poll is demanded by (i) the chairman of the meeting, (ii) a shareholder or shareholders present in person or in the case of a shareholder being a corporation or other non-natural person by its duly authorized representative or by proxy, and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting, (iii) by at least three shareholders present in person or in the case of a shareholder being a corporation or other non-natural person by its duly authorized representative or by proxy, or (iv) any shareholder, present in person or represented by proxy, holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares conferring such right.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the annual general meeting.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) the enclosed ADR Voting Instruction Card is not signed and returned, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 and 2
ELECTION OF DIRECTORS

Article 89 of our current Amended and Restated Articles of Association (the “Articles”) provides that our board of directors is classified into three classes with staggered three-year terms and that the term of our Class III Directors, consisting of Mr. Jui Kian Lim and Dr. Yong Cao, terminates at this annual meeting. Our board of directors nominates Mr. Jui Kian Lim and Dr. Yong Cao, for re-election at the meeting for a three-year term expiring at our annual general meeting of shareholders to be held in 2015 and until such director’s successor is duly elected and qualified, or until such director’s disqualification in accordance with our Articles.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of our director nominees and continuing directors and committee members, their respective ages, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position	Year Term Expires

Amit Gupta(1)	36	Chairman	2013
Moonkyung Kim(2)(3)	39	Director	2013
Jui Kian Lim(4)	41	Director	2012 (up for re-election)
Shadron Lee Stastney(5)	43	Director	2013
Yun Pun Wong(6)	47	Director	2014
Dr. Yong Cao(2)(4)	58	Director	2012 (up for re-election)
Dr. You-Su Lin	59	Director, Interim Chief Executive Officer, Chairman of Beijing A.B.C. Investment	2014

(1)	Interim Corporate Secretary and Chairman of the Compensation Committee
(2)	Audit Committee member
(3)	Chairperson of the Corporate Governance and Nominating Committee
(4)	Corporate Governance and Nominating Committee member
(5)	Compensation Committee member
(6)	Chairman of the Audit Committee

Mr. Amit Gupta has been our chairman since October 2012 and a director and interim corporate secretary of our company since September 2012. Mr. Gupta has been a partner at NewQuest Capital Advisors (HK) Limited since April 2011. Mr. Gupta heads India business for NewQuest and overseas investments in power and financial services sector. He is also the Chief Operating Officer of the NewQuest group. Mr. Gupta has about 12 years of industry experience. Mr. Gupta is currently member of the Board and Audit Committee of OM Logistics Limited and Ittiam Systems Private Limited, as well as a director of CPI Ballpark Investments Ltd, NewQuest Asia Investments Limited, and NewQuest Capital Advisors (HK) Limited. Prior to co-founding NewQuest, he was a Director at Bank of America Merrill Lynch’s (“BAML”) Asia Private Equity group where he led the India business and oversaw investments the energy and financial services sectors across Asia Pacific. Mr. Gupta has also served in other roles in BAML, including the Corporate Principal Investments team in Hong Kong and the Investment Banking team in Mumbai. Prior to working at BAML, he worked as a software engineer based in Mumbai and the USA. Mr. Gupta has an MBA from Indian Institute of Management (IIM), Bangalore India (placed in Director’s Merit List) and an undergraduate degree in electrical engineering from REC Kurukshetra India (University Gold Medal).

Ms. Moonkyung (Moon) Kim has been a director of our company since September 2012. She is the Founder and Managing Director of Peony Investments (Hong Kong) Limited, providing investment, advisory, and board leadership to green businesses. She is also Cleantech Venture Partner of Spring Capital, a Greater China-focused early growth equity investment fund, and Senior Advisor to SOW Asia Foundation, a not-for-profit venture philanthropic organization in Hong Kong. Ms. Kim has over 15 years of experience in the energy and environmental sectors serving in roles ranging from venture capital and growth equity investment to entrepreneurship, investment banking, strategic consulting, and engineering. From 2007 to 2010, she was head of Asia cleantech growth equity investments at Nomura’s principal investing group based in Hong Kong. Ms. Kim was a member of the board of directors of Moser Baer Solar, a solar photovoltaic company in Delhi, from 2008 to 2010. Prior to joining Nomura, she was with DFJ Element Ventures, a cleantech-focused venture capital fund based in Silicon Valley, and before that she was with the energy and utilities group of Booz Allen Hamilton, a global strategy consulting firm. Ms. Kim received a Master of Business Administration degree from the Wharton School of the University of Pennsylvania and a Bachelor of Science with honors in Environmental Engineering from Harvard University.

Mr. Jui Kian Lim has been a director of our company since September 2012. He is the Managing Director and Head of Asia Environment Group for FourWinds Capital Management (HK) Limited. He joined FourWinds Capital Management (HK) Limited in February 2008. Mr. Lim has more than 17 years of experience in the Asian infrastructure and environment sectors. He began his career in equity research in 1994 with Morgan Grenfell/Deutsche Securities and later, Peregrine Securities covering infrastructure, construction and building materials sector in Malaysia, Thailand and Singapore. In 1998, he joined Veolia Water Asia-Pacific’s Project Finance Department where he spent eight years helping Veolia Water Asia-Pacific build its Asian franchise and worked on acquisitions, joint-ventures, privatizations and project financing transactions across the region. In 2006, Mr. Lim joined JPMorgan Chase’s investment banking department to focus on client advisory services in the infrastructure and environment sectors. A Chevening Scholar, Mr. Lim earned his MSc (Economics) from the London School of Economics in 1994.

Mr. Shadron Lee Stastney has been a director of our company since October 2012, and previously served as a director of our company from May 2007 to September 2012. Mr. Stastney is the Chairman of Care Media and a member of the board of directors of China Board Mill Corporation, China Silicon Corporation, China New Energy Group Company, China Natural Energy Corporation, Quality Health Plans, MDwerks, the Amacore Group, Inc., Master Silicon Carbide Industries, Inc. and Ambient Corporation. Since June 2004, Mr. Stastney has been a partner at Vicis Capital, LLC, which is an investment management firm and the managing partner of one of our principal shareholders, Vicis Capital Master Fund. From September 2001 to February 2004, Mr. Stastney was a partner of

Vicis Capital Management, an investment management firm. Mr. Stastney received his Bachelor of Arts degree from the University of North Dakota and a Juris Doctor degree from the Yale Law School.

Mr. Yun Pun (Felix) Wong has been a director of our company since September 2012. He is the CFO and Executive Director of Tsing Capital, a venture capital firm which manages China Environment Fund III, L.P. Prior to his current role, Mr. Wong has also served as the CFO and Senior Director of Spring Capital, the CFO of Natixis Private Equity Asia and Associate Director of Finance for JAFCO Asia. Mr. Wong has additionally served in the finance departments of several multinational companies and as an auditor for PricewaterhouseCoopers. Mr. Wong graduated from the Hong Kong Polytechnic University and holds a Master of Business from the Curtin University, Australia. He is a fellow member of Hong Kong Institute of Certified Public Accountants.

Dr. Yong Cao has been a director of our company since August 2008. Dr. Cao is currently a professor of Economics of Nanjing University in China and a senior fellow of Finance and Economics at Nanyang Technological University in Singapore, which he has been working with since 1993. He also serves as an independent director to Chinese Global Investors Group Ltd, a listed company on the Singapore Stock Exchange and Ping An UOB Fund Management Company Limited, a joint-venture between China Pingan Group and UOB Asset Management in China. Dr. Cao received his bachelor’s degree in Economics from Sichuan University, a master’s degree in Economics from the Postgraduate School of the Chinese Academy of Social Sciences and a Ph.D. in Development Economics from the Australian National University.

Dr. You-Su Lin has been our interim chief executive officer since October 2012, a director of our company since August 2008 and chairman of the board of Beijing A.B.C. Investment since 2007. Dr. Lin has also been the chairman of China Board Mill Corporation since August 2008. Dr. Lin was a chief consultant for Beijing Urban Construction Group Co., Ltd. in charge of the construction of 2008 Olympic venues from 2002 to 2004. Dr. Lin received his Ph.D. in the Arts and master’s degree in the Arts from Australian National University and his bachelor’s degree in the Arts from Beijing Foreign Language University.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative, or by proxy and voting at the annual general meeting will be required to approve each of these proposals.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2, THE ELECTION OF EACH OF MR. JUI KIAN LIM AND DR. YONG CAO.

PROPOSAL 3
AMENDMENT TO ARTICLES OF ASSOCIATION

Article 89 of our current Articles divides our board of directors into specific classes, and refers to certain former members of our board of directors by name. Upon advice of Appleby, our Cayman Islands counsel, we have concluded that a technical change should be made to Article 89 of our Articles to remove the reference to individual board members.

If this proposal is approved by the shareholders, such Article 89 will be revised as follows, with the following marked changes:

“The Directors shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. ~~The term of the initial Class I Directors, consisting of Mr. John D. Kuhns, Mr. Richard H. Hochman and Mr. Shadron Lee Stastney, shall terminate at the annual general meeting to be held in 2010; the term of the initial Class II directors, consisting of Dr. You-Su Lin and Mr. Anthony H. Dixon, shall terminate at the annual general meeting to be held in 2011; and the term of the initial Class III Directors, consisting of Dr. Yong Cao and Mr. Stephen Outerbridge, shall terminate at the annual general meeting to be held in 2012.~~ At each ~~succeeding~~ annual general meeting ~~beginning in 2010~~, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned by the Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director shall hold office until the annual general meeting to be held in the year in which his or her term of office expires and until his or her successor is duly elected and qualified.”

A special resolution passed by a majority of not less than sixty-six and two-thirds percent of votes cast by such shareholders as, being entitled to do so, vote in person, or, in the case of such shareholders as are corporations, by their respective duly authorized representative, or by proxy at the annual general meeting is required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 3, THE AMENDMENT TO THE ARTICLES OF ASSOCIATION.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Our audit committee approves that Ernst & Young Hua Ming be appointed as our independent auditors for the fiscal year ending December 31, 2012. Ernst & Young Hua Ming has served as our independent auditors since 2008.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Ernst & Young Hua Ming is expected to be present in person or by telephone at the annual general meeting, and will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative, or by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 4, THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG HUA MING AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2012.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Amit Gupta

Interim Corporate Secretary and Member of the Board of Directors

Dated: October 25, 2012